Exhibit 97.1

Compensation Recovery Policy

Erroneously Awarded Compensation Recovery Policy

Background

This policy applies to the exchange-traded products (ETPs) sponsored by Franklin Holdings, LLC (Sponsor) that: (1) list and trade their shares on Cboe BZX Exchange, Inc. (Cboe); and (2) are subject to Cboe Rule 14.10(k) (such ETPs collectively referred to herein as the “Applicable Funds”). Pursuant to Rule 14.10(k) (Compensation Recovery Policy), and in accordance with Section 10(D) under the Securities Exchange Act of 1934 (the “1934 Act”) and Rule 10D-1 thereunder, each Applicable Fund is required to adopt and comply with a written recovery policy in accordance with terms and conditions set forth in Rule 14.10(k). The Applicable Funds sponsored by the Sponsor are not and are not required to be registered as investment companies under the Investment Company Act of 1940 and the Sponsor is not and is not required to be a registered investment adviser under the Investment Advisers Act of 1940. The Applicable Funds are structured as grantor trusts under the Internal Revenue Code and do not have any officers, including executive officers, or employees. The Applicable Funds are not overseen by a board of directors or trustees. Each Applicable Fund is a series of a Delaware statutory trust (“Trust”). CSC Delaware Trust Company, a subsidiary of Corporation Service Company, serves as the sole Trustee of each Trust (“Delaware Trustee”). Under each Applicable Fund’s/Trust’s Declaration of Trust, the Sponsor has exclusive control of the management of all aspects of the activities of each Applicable Fund and the Delaware Trustee has only nominal duties and liabilities to the Applicable Fund. Executive officers of the Sponsor perform certain functions that would be performed by corresponding officers of the Applicable Fund/Trust if they had such officers. For the avoidance of doubt, no Applicable Trust/Fund currently pays or expects to pay incentive-based compensation and therefore this Recovery Policy (defined below) is not currently applicable to the operations of any of the Applicable Funds. In addition, this Recovery Policy does not apply to any compensation arrangement between any officer (whether or not such person is or is deemed to be an executive officer of a Trust for any regulatory purpose), and any person or entity other than the Trust, including the Sponsor. Certain officers of the Sponsor may from time to time serve in a policy-making function for an Applicable Trust/Fund and therefore may be deemed executive officers of the Applicable Trust/Fund subject to this Recovery Policy to the extent such executive officers were to awarded incentive-based compensation by the Applicable Trust/Fund.

Policy

As stated above, the Applicable Funds/Trusts do not have any officers (including executive officers). Accordingly, the Applicable Funds do not pay any compensation, including any incentive-based compensation, to any individuals or officers covered by Rule 14.10(k).

To the extent applicable, each Applicable Fund is required to adhere to the following policy with respect to any compensation paid by the Applicable Fund to any Executive Officer (as such term is defined in Rule 14.10(k)) of the Fund. This policy is to be interpreted consistent with Section 10(D) of the 1934 Act and Rule 10D-1 thereunder.

In accordance with the requirements of Rule 14.10(k):

(1) The ETP will recover reasonably promptly the amount of erroneously awarded Incentive-based Compensation in the event that the ETP is required to prepare an accounting restatement due to the material noncompliance of the ETP with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, as required by Section 10D under the 1934 Act (the “Recovery Policy”).

(2) This Recovery Policy applies to all Incentive-based Compensation received1 by a person: (a) after beginning service as an Executive Officer2; (b) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (c) while the ETP has a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the date that the ETP is required to prepare an accounting restatement as described in paragraph (1) above.

(3) In addition to the last three completed fiscal years, the Recovery Policy applies to any transition period (that results from a change in the ETP’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the ETP’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

(4) An ETP’s obligation set forth herein to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

(5) For purposes of determining the relevant recovery period, the date that the ETP is required to prepare an accounting restatement as described in paragraph (k)(1) of Rule 14.10 is the earlier to occur of: (a) The date the ETP’s board of directors3, a committee of the board of directors, or the officer or officers of the ETP authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the ETP is required to prepare an accounting restatement as described in paragraph (k)(1) of Rule 14.10; or (b) The date a court, regulator, or other legally authorized body directs the company to prepare an accounting restatement as described in paragraph (k)(1) of Rule 14.10.

(6) The amount of Incentive-based Compensation that must be subject to the ETP’s Recovery Policy (“erroneously awarded compensation”) is the amount of Incentive-based Compensation received that exceeds the amount of Incentive-based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For Incentive-based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was received; and (b) the ETP must maintain documentation of the determination of that reasonable estimate and provide such documentation to Cboe.

(7) The ETP must recover erroneously awarded compensation in compliance with its Recovery Policy except to the extent that the conditions of paragraphs (k)(1)(D)(i), (ii), or (iii) of Rule 14.10 are met, and the ETP’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the board, has made a determination that recovery would be impracticable.

The Rule provides the following examples of where recovery may be impracticable:

[1]

“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. “Financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC. Compensation is deemed “received” in the company’s fiscal period during which the financial reporting measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.

[2]

Executive Officer means a company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company. Executive Officers of the company’s parent(s) or subsidiaries are deemed Executive Officers of the company if they perform such policy making functions for the company. In addition, when the company is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the company is a trust, officers, or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Rule would include at a minimum executive officers identified pursuant to Item 401(b) of Regulation S-K under the 1934 Act (see 17 CFR 229.401(b)).

[3]	None of the Applicable Trusts have a Board of Trustees/Directors.

(a) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the issuer must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

(b) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the issuer must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange.

(c) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(8) The ETP is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded compensation.

(9) The ETP must file all disclosures with respect to such Recovery Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable U.S. Securities and Exchange Commission (SEC) filings.

Monitoring

No less frequently than annually, the Sponsor or its delegate will cause this policy to be reviewed and affirmations/attestations as required by the Exchange to be timely submitted for each Applicable Fund. As noted above, the Applicable Funds/Trusts do not have officers (including executive officers). Accordingly, the Applicable Funds do not pay any compensation, including any Incentive-based Compensation, to any individuals or officers. The Applicable Trusts also do not have Boards of Trustees/Directors. However, if applicable, any payment or proposed payment of Incentive-based Compensation to an executive officer within the meaning of Rule 14.10(k) by an Applicable Fund will be reviewed for consistency with this policy.

Escalation

Material exceptions to this policy should be reported to the Sponsor’s Governance Oversight Committee.

Last modified as of June, 2024